Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Our Company has one class of shares, and each holder of Shares is entitled to one vote per Share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Hong Kong Listing Rules, our Company is deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our Company’s American depositary shares, each representing eight Shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ALIBABA SALE SHARES IN SUN ART

Reference is made to the Joint Announcement made by the Purchaser and Sun Art in relation to: (i) the entering of the SPA; (ii) the possible mandatory unconditional cash offers to be made by the Purchaser for the entire issued share capital of Sun Art; and (iii) the possible compulsory acquisition and withdrawal of listing of Sun Art.

As at the date of this announcement, our Company indirectly holds 7,027,297,350 Sun Art Shares (being the Alibaba Sale Shares) through our wholly-owned subsidiaries, A-RT Retail and Taobao China (being the Alibaba Subsidiaries), representing approximately 73.66% of the Sun Art Shares in issue as at the date of this announcement.

DISPOSAL OF THE ALIBABA SALE SHARES IN SUN ART PURSUANT TO THE SPA

On December 31, 2024, the Alibaba Subsidiaries and New Retail entered into the SPA with the Purchaser, pursuant to which the Purchaser has conditionally agreed to purchase (by itself and/or through an entity/entities which is/are wholly owned by its shareholder): (i) the Alibaba Sale Shares (representing approximately 73.66% of the total number of Sun Art Shares in issue as at the date of this announcement) from the Alibaba Subsidiaries; and (ii) 480,369,231 Sun Art Shares (representing approximately 5.04% of the total number of Sun Art Shares in issue as at the date of this announcement) from New Retail, subject to the terms and conditions of the SPA. For the avoidance of doubt, New Retail is not accounted for as a subsidiary of our Company.

Immediately after the SPA Completion, the Purchaser will be interested in 7,507,666,581 Sun Art Shares, representing approximately 78.70% of the total number of Sun Art Shares in issue as at the date of this announcement. Pursuant to Rule 26.1 of the Takeovers Code, the Purchaser will be required to make a mandatory general offer for all the issued shares of Sun Art, other than those already owned and/or agreed to be acquired by the Purchaser and parties acting in concert with it. The Purchaser will also be required to make an appropriate offer to the Optionholders in accordance with Rule 13 of the Takeovers Code. Further details of the offers are set out in the Joint Announcement.

HONG KONG LISTING RULES IMPLICATIONS

As one or more of the applicable percentage ratios under Rule 14.07 are expected to be 5% or more but all are less than 25%, the Disposal constitutes a discloseable transaction of our Company under the Hong Kong Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

Shareholders and/or potential investors of our Company should note that the SPA Completion is subject to certain conditions being satisfied (or waived). Therefore, Shareholders and/or potential investors of our Company should exercise caution when dealing in our Shares.

INTRODUCTION

Reference is made to the Joint Announcement made by the Purchaser and Sun Art in relation to: (i) the entering of the SPA; (ii) the possible mandatory unconditional cash offers to be made by the Purchaser for the entire issued share capital of Sun Art; and (iii) the possible compulsory acquisition and withdrawal of listing of Sun Art.

As at the date of this announcement, our Company indirectly holds 7,027,297,350 Sun Art Shares (being the Alibaba Sale Shares) through our wholly-owned subsidiaries, A-RT Retail and Taobao China (being the Alibaba Subsidiaries), representing approximately 73.66% of the Sun Art Shares in issue as at the date of this announcement.

DISPOSAL OF THE ALIBABA SALE SHARES IN SUN ART PURSUANT TO THE SPA

On December 31, 2024, the Alibaba Subsidiaries and New Retail entered into the SPA with the Purchaser, pursuant to which the Purchaser has conditionally agreed to purchase (by itself and/or through an entity/entities which is/are wholly owned by its shareholder): (i) the Alibaba Sale Shares (representing approximately 73.66% of the total number of Sun Art Shares in issue as at the date of this announcement) from the Alibaba Subsidiaries; and (ii) 480,369,231 Sun Art Shares (representing approximately 5.04% of the total number of Sun Art Shares in issue as at the date of this announcement) from New Retail, subject to the terms and conditions of the SPA. For the avoidance of doubt, New Retail is not accounted for as a subsidiary of our Company.

Immediately after the SPA Completion, the Purchaser will be interested in 7,507,666,581 Sun Art Shares, representing approximately 78.70% of the total number of Sun Art Shares in issue as at the date of this announcement. Pursuant to Rule 26.1 of the Takeovers Code, the Purchaser will be required to make a mandatory general offer for all the issued shares of Sun Art, other than those already owned and/or agreed to be acquired by the Purchaser and parties acting in concert with it. The Purchaser will also be required to make an appropriate offer to the Optionholders in accordance with Rule 13 of the Takeovers Code. Further details of the offers are set out in the Joint Announcement.

Principal Terms of the SPA

The principal terms of the SPA are set out as follows:

Date

December 31, 2024

Parties

Sellers: A-RT Retail, Taobao China and New Retail

Purchaser: Paragon Shine Limited

The Sale Shares

The Sale Shares comprise 7,507,666,581 Sun Art Shares (representing approximately 78.70% of the total number of Sun Art Shares in issue as at the date of this announcement), of which: (i) the Alibaba Sale Shares (representing approximately 73.66% of the total number of Sun Art Shares in issue as at the date of this announcement) are indirectly held by our Company through the Alibaba Subsidiaries; and (ii) 480,369,231 Sun Art Shares (representing approximately 5.04% of the total number of Sun Art Shares in issue as at the date of this announcement) are held by New Retail.

Consideration for the Sale Shares

Pursuant to the SPA, the Sellers (comprising the Alibaba Subsidiaries and New Retail) are entitled to receive HK$11,637 million, equivalent to HK$1.55 per Sale Share (inclusive of the 2024 Interim Dividend of HK$0.17 per Sun Art Share declared by Sun Art on December 10, 2024 and exclusive of Interest).

In the event that the 2024 Interim Dividend has already been received by the Sellers on or before the SPA Completion, the SPA First Payment Price will be reduced by the amount of the 2024 Interim Dividend and the Sellers will be entitled to receive HK$10,361 million, equivalent to HK$1.38 per Sale Share instead in the following manner:

(a).	a sum of HK$6,907 million, equivalent to HK$0.92 per Sale Share (being the SPA First Payment Price of HK$1.09 per Sale Share less the 2024 Interim Dividend), shall be paid by the Purchaser to the Sellers in cash upon the SPA Completion, provided that the amount of the SPA First Payment Price payable by the Purchaser shall be reduced by any dividends or other distributions (except for the 2024 Interim Dividend of HK$0.17 per Sun Art Share) distributed by Sun Art to the Sellers after the date of the SPA up to the SPA Completion Date (if any) and the stamp duty payable by the Sellers with respect to the transfer of the Sale Shares; and

(b).	the balance of HK$3,454 million, equivalent to the SPA Second Payment Price of HK$0.46 per Sale Share, shall be deferred and paid by the Purchaser to the Sellers, in cash on the SPA Second Payment Date. In addition, Interest shall be payable in connection with the SPA Second Payment Price of HK$0.46 per Sale Share on the SPA Second Payment Date, consisting of (1) the Base Interest, accrued at 4.80% per annum from the SPA Completion Date until the SPA Second Payment Date, and (2) the Variable Interest, in the event that the 2027/2028 Average Adjusted EBITDA of Sun Art Group exceeds the Adjusted EBITDA Low Limit and/or the Adjusted EBITDA High Limit.

In the event that the 2027/2028 Average Adjusted EBITDA is higher than or equal to the Adjusted EBITDA High Limit, a maximum amount of Interest (being the aggregate of the Base Interest and the Variable Interest) of HK$0.20 per Sale Share shall be payable by the Purchaser. Taking into account (1) the Interest of HK$0.20 per Sale Share, and (2) HK$1.55 per Sale Share (inclusive of the 2024 Interim Dividend), the Sellers (comprising the Alibaba Subsidiaries and New Retail) will be entitled to receive a maximum amount of approximately HK$13,138 million in respect of the Sale Shares, equivalent to HK$1.75 per Sale Share.

Adjustment of the Adjusted EBITDA Low Limit and Adjusted EBITDA High Limit

In the event of occurrence of any EBITDA Limit Adjustment Event, the Sellers and the Purchaser shall, within one month after March 31, 2028, discuss in good faith with a view to agreeing on any reasonable adjustments that may need to be made to the Adjusted EBITDA Low Limit and the Adjusted EBITDA High Limit as a result of each EBITDA Limit Adjustment Event, having regard to the following factors: (i) the Target Adjusted EBITDA of that EBITDA Limit Adjustment Event; and (ii) the gain or loss to be recognized by Sun Art Group as a result of that EBITDA Limit Adjustment Event for the two financial years ending March 31, 2027 and March 31, 2028.

Basis of Consideration

The consideration for the Sale Shares was determined after arm’s length commercial negotiations between the parties after taking into account, among other things, the recent and historical prices of the Sun Art Shares on the Stock Exchange, the historical financial performance of Sun Art, the market liquidity of the Sun Art Shares, and the 2024 Interim Dividend of HK$0.17 per Sun Art Share declared and receivable by the Sellers.

The Base Interest and Variable Interest were determined after arm’s length negotiation between the Sellers and the Purchaser taking into account a range of factors such as benchmark interest rates, creditworthiness of the Purchaser, type and nature of the deferred settlement, macro-economic factors and industry risks.

Taking into account the 2024 Interim Dividend and assuming that the 2027/2028 Average Adjusted EBITDA is higher than or equal to the Adjusted EBITDA High Limit, the Sellers are entitled to receive up to HK$1.75 per Sale Share (inclusive of Interest and the 2024 Interim Dividend).

HK$1.75 per Sale Share, being the aggregate of (a) the maximum consideration (inclusive of Interest) for the Sale Shares payable by the Purchaser and (b) the 2024 Interim Dividend, represents:

(i)	a discount of approximately 4.89% over the closing price of HK$1.84 per Sun Art Share as quoted on the Stock Exchange on the Undisturbed Date;

(ii)	a premium of approximately 30.43% over the average closing price of HK$1.34 per Sun Art Share for the 30 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date;

(iii)	a premium of approximately 31.23% over the average closing price of HK$1.33 per Sun Art Share for the 60 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date; and

(iv)	a premium of approximately 20.15% over the average closing price of HK$1.46 per Sun Art Share for the 120 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date.

HK$1.55 per Sale Share, being the aggregate of (a) the minimum consideration (exclusive of Interest) for the Sale Shares payable by the Purchaser and (b) the 2024 Interim Dividend, represents:

(i)	a discount of approximately 15.76% over the closing price of HK$1.84 per Sun Art Share as quoted on the Stock Exchange on the Undisturbed Date;

(ii)	a premium of approximately 15.53% over the average closing price of HK$1.34 per Sun Art Share for the 30 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date;

(iii)	a premium of approximately 16.24% over the average closing price of HK$1.33 per Sun Art Share for the 60 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date; and

(iv)	a premium of approximately 6.42% over the average closing price of HK$1.46 per Sun Art Share for the 120 trading days as quoted on the Stock Exchange immediately prior to and including the Undisturbed Date.

Conditions to the SPA

SPA Completion is conditional on the following conditions being satisfied or waived in accordance with the SPA:

(a)	the merger control filing with SAMR with respect to the transactions contemplated under the SPA having been completed, and: (i) the approval by SAMR with respect to such merger control filing having been duly obtained; or (ii) the relevant waiting periods (or any extensions thereof) having expired, lapsed or been terminated (as appropriate) with no objection having been received from SAMR;

(b)	the Sun Art Shares remaining listed and traded on the Stock Exchange as of the SPA Completion Date, save for any temporary suspension(s) of trading of the Sun Art Shares and no indication being received on or before the SPA Completion Date from the SFC and/or the Stock Exchange to the effect that the listing of the Sun Art Shares on the Stock Exchange is or is likely to be withdrawn;

(c)	up to and as at the SPA Completion Date, no event initiated or taken by any Relevant Authority having occurred or already existing (including any law, order, enquiry, action, proceeding, suit or investigation instituted or taken by any Relevant Authorities) which would make the transfer of the Sale Shares to the Purchaser void, unenforceable, illegal or impracticable, impose any material and adverse conditions or obligations in connection with the transactions contemplated under the SPA, or prohibit the implementation of the transactions contemplated under the SPA; and

(d)	up to and as of the SPA Completion Date, there having been no material adverse change in the business, assets, financial or trading position or the prospects or conditions (whether operational, legal or otherwise) of Sun Art Group taken as a whole (to an extent which is material in the context of Sun Art Group taken as a whole), provided, however, that none of the following matters, alone or in combination, shall be deemed to constitute, nor shall their effect be taken into account (except, in the case of (i) and (ii) below, to the extent that such matters disproportionately and adversely affect Sun Art Group by comparison to other similarly situated participants in the industry that Sun Art Group operates) in determining whether there has been or will be a material adverse change: (i) general business, economic or political conditions affecting the industry or jurisdiction in which Sun Art Group operates, including without limitation national or international hostilities, act of war, terrorist attack, natural disasters or force majeure events; (ii) any epidemic, pandemic or disease outbreak and any shutdowns or lockdowns by order of any Relevant Authority; (iii) changes in Laws or the interpretation or enforcement thereof; (iv) the taking of any action, or failure to take any action, by any member of Sun Art Group or any change or effect arising out of actions taken (or omitted to be taken) at the written request of or with the written consent of the Purchaser; (v) any change or effect arising out of compliance with the terms and conditions of the SPA; or (vi) any matter disclosed by the Sellers to the Purchaser (or its representatives) in connection with the transactions contemplated under the SPA in the manner prescribed under the SPA.

The Purchaser reserves the right to waive, in whole or in part, all the Conditions set out in (b) to (d) (both inclusive) above. The Condition set out in (a) above cannot be waived.

If the above Conditions have not been satisfied or (where applicable) waived by the Long Stop Date, the SPA may be terminated by the Purchaser or any of the Sellers.

SPA Completion

SPA Completion shall take place on a date which is no later than twelve (12) Completion Business Days following the date on which Condition (a) above is satisfied, or such other date as may be agreed in writing by the Purchaser and the Sellers.

For the avoidance of doubt, SPA Completion occurs on the settlement of the SPA First Payment and is not subject to the SPA Second Payment.

Citrine Share Mortgage

On or before the SPA Completion, the Citrine Share Mortgage shall be granted to the Sellers to secure obligations of the Purchaser for the settlement of the SPA Second Payment, unless the Sellers and the Purchaser agree otherwise. The Sellers and the Purchaser agree that the Citrine Share Mortgage shall contain provisions customary for a share mortgage of such nature.

Shareholders and/or potential investors of our Company should note that the SPA Completion is subject to certain conditions being satisfied (or waived). Therefore, Shareholders and/or potential investors of our Company should exercise caution when dealing in our Shares.

FINANCIAL EFFECTS OF THE DISPOSAL

Following completion of the Disposal, Alibaba Group will no longer hold any equity interest in Sun Art and Sun Art will cease to be accounted for as a subsidiary of our Company.

Assuming that the Disposal completes and taking into consideration: (i) the estimated fair value of the consideration receivable for the Alibaba Sale Share by our Company; (ii) the carrying values of the net assets of Sun Art and the non-controlling interests in Sun Art included in our Company’s unaudited condensed consolidated balance sheet as of September 30, 2024, adjusted for the amount of the 2024 Interim Dividend attributable to our Company, our Company estimates the losses attributable to our Shareholders arising from the Disposal to be approximately RMB13,177 million.

The calculation is only an estimate provided for illustrative purposes. The actual financial impacts to be reflected in our Company’s audited consolidated financial statements are subject to final audit, and are affected by several factors (including but not limited to the timing of completion of the Disposal, the carrying values of the net assets of Sun Art and the non-controlling interests in Sun Art).

USE OF PROCEEDS

The gross proceeds receivable by our Company, assuming the maximum amount receivable of up to HK$1.75 per Alibaba Sale Share (inclusive of Interest and the 2024 Interim Dividend), would be approximately HK$12,298 million (approximately RMB11,383 million). The proceeds from the Disposal are currently intended to be used by our Company for business developments, shareholder returns and general corporate purposes.

HONG KONG LISTING RULES IMPLICATIONS IN RESPECT OF THE DISPOSAL

As one or more of the applicable percentage ratios under Rule 14.07 are expected to be 5% or more but all are less than 25%, the Disposal constitutes a discloseable transaction of our Company under the Hong Kong Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The Disposal is considered to be a good opportunity for Alibaba Group to monetize its non-core assets and to utilize such proceeds to better focus on the development of its core businesses and enhance its shareholder return. Alibaba Group remains confident in the prospect of China’s consumer market. Going forward, our Company will continue to enhance consumer experience through technological innovation, and foster high-quality growth across the industry.

Having considered the above, our Directors believe that the terms of the SPA are on normal commercial terms and are fair and reasonable and in the interests of our Company and our Shareholders as a whole.

INFORMATION ABOUT THE PARTIES

Information about our Company

Our Company is a company incorporated in the Cayman Islands, with our American depositary shares (each representing eight Shares) listed on the New York Stock Exchange (Stock Symbol: BABA), and our Shares listed on the Main Board (Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter)).

Our Company’s mission is to make it easy to do business anywhere. Our Company aims to build the future infrastructure of commerce and envisions that our customers will meet, work and live at Alibaba, and that we aspire to be a good company that will last for 102 years.

Each of the Alibaba Subsidiaries is an indirect wholly-owned subsidiary of our Company.

Information about New Retail

New Retail is an investment vehicle wholly-owned by New Retail Strategic Opportunities Fund, L.P.

New Retail Strategic Opportunities GP Limited is the general partner of New Retail Strategic Opportunities Fund GP, L.P., which in turn is the general partner of New Retail Strategic Opportunities Fund, L.P.

New Retail Strategic Opportunities GP Limited is directly wholly-owned by Alibaba Investment Limited, which in turn is directly wholly-owned by our Company.

Whilst our Company is able to exercise significant influence over the investment decisions of New Retail, New Retail is not accounted for as a subsidiary of our Company, and our Company applies the equity method to account for the investment in New Retail Strategic Opportunities Fund, L.P., the holding company of New Retail.

Information about Sun Art

Sun Art is a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board (Stock Code: 6808). The principal activities of Sun Art are the operation of brick-and-mortar stores and online sales channels where merchandise, mainly fresh products, FMCG (fast moving consumer goods), textile, electric appliance and general goods, are made available for sale, with a coverage of more than 200 cities nationwide and ownership of more than 120 properties in Mainland China.

The unaudited net assets of Sun Art as at September 30, 2024 (based on Sun Art’s interim report for the six months ended September 30, 2024) amounted to approximately RMB21,798 million. The audited net loss before and after taxation of Sun Art for the year ended March 31, 2024 (based on Sun Art’s annual report for the year ended March 31, 2024) amounted to approximately RMB1,434 million and RMB1,668 million, respectively. The audited net profits before and after taxation of Sun Art for the year ended March 31, 2023 (based on Sun Art’s annual report for the year ended March 31, 2023) amounted to RMB722 million and RMB78 million, respectively.

Information about the Purchaser

The Purchaser is an exempt company incorporated in the Cayman Islands with limited liability. It is 100% indirectly owned by DCP Capital Partners II, L.P., a fund of DCP Capital with total fund commitments of approximately US$2.6 billion. The general partner of DCP Capital Partners II, L.P. is DCP General Partner II, Ltd. DCP Capital Partners II, L.P. is a fund with a diversified base of approximately 60 limited partners and no single limited partner held more than 15% of the limited partnership interests therein.

DCP Capital is an alternative asset management company focused on private equity investments. Combining more than three decades of global investment experience and extensive resources, DCP Capital has accumulated deep knowledge in key focus industries and strong operational value creation capabilities.

Taking a long-term, sustainable approach to building and growing enterprises, DCP Capital provides portfolio companies with strategic insights, access to capital, and comprehensive operational expertise. Leveraging its strong track record in the consumer and retail space, DCP Capital prioritizes win-win alignment of interests with senior management and fellow shareholders to drive success for all parties.

To the best knowledge, information and belief of our Directors, having made all reasonable enquiry, the Purchaser and its ultimate beneficial owners are independent of and not connected with our Company and our connected persons.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into HK$ for the convenience of the reader. Unless otherwise stated, all translations of RMB into HK$ were made at RMB0.92564 to HK$1.00, the middle rate on December 27, 2024 as published by the People’s Bank of China.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the SPA Completion and financial effects of the Disposal, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various regulatory approvals (including approval of SAMR) or other Conditions for the SPA Completion may not be obtained, satisfied or waived. In particular, the consideration for the Sale Shares may vary depending on Sun Art Group’s financial performance in the future, and there can be no assurance that the maximum consideration will be received. Further information regarding these risks is included in our Company’s filings with the Securities and Exchange Commission and announcements on the website of the Stock Exchange. All information contained in this announcement is as of the date of this announcement and are based on assumptions that our Company believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Our Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

DEFINITIONS

Unless the context requires otherwise, the following expressions have the meanings set out below in this announcement:

“2024 Interim Dividend”	the interim dividend for the six months ended September 30, 2024 of HK$0.17 per Sun Art Share which the board of directors of Sun Art resolved to declare on December 10, 2024 and which will be paid by Sun Art on January 24, 2025
“2027/2028 Average Adjusted EBITDA”	the average of the Adjusted EBITDA of Sun Art Group for the two financial years ending March 31, 2027 and March 31, 2028
“Adjusted EBITDA”	the operating profit (defined as gross profit minus selling and marketing expenses, minus administrative expenses, plus other income and other gains, net, as presented in the consolidated statement of profit or loss and other comprehensive income in the annual report of Sun Art for the financial year ended March 31, 2024), (i) plus depreciation cost of investment properties and other property, plant and equipment, (ii) plus amortization cost of intangible assets, (iii) minus interest income on financial assets measured at amortized cost, and (iv) plus impairment losses on investment properties and other property, plant and equipment

“Adjusted EBITDA High Limit”	initially, RMB4.4 billion, subject to EBITDA Limit Adjustment (if any)
“Adjusted EBITDA Low Limit”	initially, RMB3.9 billion, subject to EBITDA Limit Adjustment (if any)
“Alibaba Sale Shares”	7,027,297,350 Sun Art Shares held by the Alibaba Subsidiaries, representing approximately 73.66% of the total number of Sun Art Shares in issue as at the date of this announcement
“A-RT Retail”	A-RT Retail Holdings Limited (吉鑫控股有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of our Company
“Alibaba Group”	our Company, our consolidated subsidiaries and our affiliated consolidated entities
“Alibaba Subsidiaries”	A-RT Retail and Taobao China
“Base Interest”	interest accruing on the SPA Second Payment Price at 4.80% per annum, compounded annually
“Board”	the board of Directors
“Business Day”	a day on which the Stock Exchange is open for the transaction of business
“Citrine Share Mortgage(s)”	the share mortgage(s) in form(s) satisfactory to the Sellers to be granted to the holder(s) of such shares, in favor of the Sellers, in respect of 100% of the issued shares of Citrine Lime Limited, the sole shareholder of the Purchaser and a company wholly owned by DCP Capital Partners II, L.P.
“Company”	Alibaba Group Holding Limited (阿里巴巴集團控股有限公司), a company incorporated in the Cayman Islands, with our American depositary shares (each representing eight Shares) listed on the New York Stock Exchange (stock symbol: BABA) and our Shares listed on the Main Board (stock code: 9988 (HKD counter) and 89988 (RMB counter))
“Completion Business Day(s)”	a day other than a Saturday or Sunday or public holiday in Hong Kong, Mainland China and the United States of America
“Condition(s)”	the conditions precedent to SPA Completion as set out under the sub-section headed “Conditions to the SPA” in this announcement
“DCP Capital”	a leading international private equity firm founded by experienced private equity investors, further details in relation to which are set out in the sub-section headed “Information about the Purchaser” in this announcement

“Directors”	directors of our Company from time to time
“Disposal”	the proposed disposal of the Alibaba Sale Shares held by the Alibaba Subsidiaries pursuant to the SPA
“EBITDA Limit Adjustment”	adjustments which may be made to the Adjusted EBITDA Low Limit and Adjusted EBITDA High Limit in the manner set out under the sub-section headed “Adjustment of the Adjusted EBITDA Low Limit and Adjusted EBITDA High Limit” in this announcement
“EBITDA Limit Adjustment Event”	any transaction by Sun Art Group from the SPA Completion Date until March 31, 2028 which: (a) is outside of the ordinary course of its business; and (b) would constitute a discloseable transaction or a higher classification of notifiable transaction of Sun Art (irrespective of whether the Sun Art Shares remain listed on the Main Board) under the provisions of Chapter 14 of the Listing Rules in force as at the date of the SPA
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Interest”	the aggregate of the Base Interest and the Variable Interest
“Joint Announcement”	the announcement jointly published by the Purchaser and Sun Art dated December 31, 2024 in respect of, amongst others, the SPA and the unconditional mandatory cash offer
“Law”	any law, common law, statute, directive, recommendation, rule, regulation, notice, code of practice, guidance note, guidance letter, practice note, decision, judgment, decree, order, instrument or subordinate legislation of or issued by any Relevant Authority (whether of Hong Kong or any other relevant jurisdiction)
“Long Stop Date”	the date falling nine months from the date of the SPA (being September 30, 2025), or a later date as agreed by the Purchaser and the Sellers
“Main Board”	the Main Board of the Stock Exchange
“Mainland China’	the People’s Republic of China, which, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“New Retail”	New Retail Strategic Opportunities Investments 1 Limited, an investment vehicle wholly-owned by an investment fund in respect of which our Company is able to exercise significant influence over its investment decisions
“Optionholder”	a holder of the Sun Art Options
“PRC”	the People’s Republic of China
“Purchaser”	Paragon Shine Limited, an exempted company incorporated in the Cayman Islands with limited liability
“Relevant Authorities”	any government, administrative or regulatory body, or court, tribunal, arbitrator, governmental agency or authority or department, securities exchange or body or authority regulating such securities exchange
“RMB”	Renminbi, the lawful currency of the PRC
“Sale Shares”	an aggregate of 7,507,666,581 Sun Art Shares (representing approximately 78.70% of the total number of Sun Art Shares in issue as at the date of this announcement) held by the Alibaba Subsidiaries and New Retail
“SAMR”	the State Administration for Market Regulation of the PRC
“Sellers”	A-RT Retail, Taobao China and New Retail
“SFC”	the Securities and Futures Commission of Hong Kong
“Shares”	the ordinary shares of our Company
“Shareholders”	the registered holders of Shares
“SPA”	the sale and purchase agreement dated December 31, 2024 entered into between the Sellers and the Purchaser in respect of the sale and purchase of the Sale Shares
“SPA Completion”	completion of the sale and purchase of the Sale Shares under the SPA
“SPA Completion Date”	the date on which SPA Completion takes place
“SPA First Payment”	the payment of the SPA First Payment Price to be made by the Purchaser to the Sellers in cash upon the SPA Completion in accordance with the terms and conditions of the SPA

“SPA First Payment Price”	HK$1.09 per Sale Share (inclusive of the 2024 Interim Dividend of HK$0.17 per Sale Share)
“SPA Second Payment”	the payment of the SPA Second Payment Price, together with the Base Interest accruing on the SPA Second Payment Price from the SPA Completion Date until the date on which the SPA Second Payment Price is paid and the Variable Interest, to be made by the Purchaser to the Sellers in accordance with the terms and conditions of the SPA
“SPA Second Payment Price”	HK$0.46 per Sale Share
“SPA Second Payment Date”

(i)             with respect to the payment of the SPA Second Payment Price and the Base Interest accruing on the SPA Second Payment Price, the earlier date of (a) June 30, 2028 and (b) the date falling 39 months after the SPA Completion Date; and

(ii)             with respect to the payment of the Variable Interest, the later date of (a) June 30, 2028 and (b) such other date as determined in accordance with the SPA

“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Sun Art”	Sun Art Retail Group Limited (高鑫零售有限公司), a company incorporated in Hong Kong and a non-wholly owned subsidiary of our Company, the shares of which are listed on the Main Board (stock code: 6808)
“Sun Art Group”	Sun Art and its subsidiaries
“Sun Art Options”	the 45,000,000 outstanding share options granted by Sun Art under the Sun Art Share Option Scheme from time to time
“Sun Art Share Option Scheme”	the share option scheme adopted by Sun Art on August 16, 2023
“Sun Art Shares”	the ordinary shares of Sun Art
“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers
“Target Adjusted EBITDA”	with respect to an EBITDA Limit Adjustment Event, the amount of the Adjusted EBITDA of the assets or businesses that are the subject matter of that EBITDA Limit Adjustment Event recorded during the two financial years ending March 31, 2027 and March 31, 2028 of Sun Art
“Taobao China”	Taobao China Holding Limited (淘寶中國控股有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of our Company

“Undisturbed Date”	September 26, 2024, being the last full trading day prior to the issue of the announcement by Sun Art pursuant to Rule 3.7 of the Takeovers Code on October 15, 2024

“United States”	the United States of America

“Variable Interest”

(i) if the 2027/2028 Average Adjusted EBITDA is higher than or equal to the Adjusted EBITDA High Limit, the Variable Interest shall be HK$0.20 per Sale Share less the Base Interest per Sale Share; or

(ii) if the 2027/2028 Average Adjusted EBITDA is higher than the Adjusted EBITDA Low Limit but is lower than the Adjusted EBITDA High Limit, the Variable Interest shall be an amount in Hong Kong dollars per Sale Share equal to:

(E - X)	x Z
(Y - X)

where:

E = 2027/2028 Average Adjusted EBITDA

X = Adjusted EBITDA Low Limit

Y = Adjusted EBITDA High Limit

Z = HK$0.20 per Sale Share less the Base Interest per Sale Share;

or (iii) if the 2027/2028 Average Adjusted EBITDA is lower than or equal to the Adjusted EBITDA Low Limit, the Variable Interest shall be nil.

“%”	per cent.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, January 1, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.